SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: December 18, 2014

List of materials

Documents attached hereto:

i) Press release Announcement: Early Redemption of Zero Coupon Convertible Bonds due 2017 pursuant to Clean-Up Redemption Call

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075

 December 18, 2014

Early Redemption of Zero Coupon Convertible Bonds due 2017
pursuant to Clean-Up Redemption Call

Since the conditions for early redemption pursuant to a clean-up call have been met, Sony Corporation (the “Company”) has decided to redeem all of its outstanding zero coupon convertible bonds due 2017 (bonds with stock acquisition rights (tenkanshasaigata shinkabu yoyakuken-tsuki shasai)) (the “Bonds”) at 100% of their principal amount, as follows:

1.  Name of Bonds subject to early redemption:

Zero coupon convertible bonds due 2017 issued by the Company (bonds with stock acquisition rights (tenkanshasaigata shinkabu yoyakuken-tsuki shasai))

2.  Amount of the Bonds subject to early redemption:

All of the outstanding Bonds * Outstanding Bonds as of December 17, 2014:	JPY 14,460 million (at principal amount)

3.  Last day of the exercise period of the stock acquisition rights:

3:00pm (London time), January 27, 2015

4.  Redemption date:

January 30, 2015

(For reference)  Summary of the Bonds

1. Date of issuance:	November 30, 2012
2. Aggregate amount of issue:	JPY 150 billion (at par value)
3. Original maturity date:	November 30, 2017
4. Conversion price:	JPY 957